Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 29, 2008, relating to the financial statements and financial statement schedule of Duke Energy Corporation and subsidiaries (“the Company”) and the effectiveness of the Company’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the January 2, 2007 spin-off of the Company’s natural gas business), appearing in the Annual Report on Form 10-K of Duke Energy Corporation for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina

February 19, 2009